Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports First Quarter 2013 Financial Results

Adjusted net income and earnings per share for the first quarter of 2013 was $68.0 million and $0.60, respectively. During the first quarter of 2013:

•                  $0.4 billion of aircraft were purchased,

•                  $0.1 billion of aircraft were sold,

•                  $0.1 billion of financing transactions were completed,

•                  and 34 aircraft transactions were executed.

Amsterdam, Netherlands; May 7, 2013 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the first quarter ended March 31, 2013.

First quarter 2013 Financial Highlights

•                  First quarter 2013 reported net income was $67.5 million, compared with $65.0 million for the same period in 2012. First quarter 2013 reported basic and diluted earnings per share was $0.59, compared with $0.46 for the same period in 2012.

•                  First quarter 2013 adjusted net income was $68.0 million, compared with $69.1 million for the same period in 2012. First quarter 2013 adjusted earnings per share was $0.60, compared with $0.49 for the same period in 2012.

•                  Net interest margin earned on lease assets, or net spread, was $152.9 million in the first quarter of 2013 compared with $174.4 million for the same period in 2012. Net interest margin as a percentage of average lease assets was 8.3% for first quarter 2013 as compared with 8.8% for the same period in 2012. The decrease is primarily attributable to the sale of the ALS portfolio in the fourth quarter of 2012.

•                  Total owned assets were $8.6 billion as of March 31, 2013 and total managed aircraft were valued at $2.1 billion(a). The total owned assets decreased by 7% from $9.3 billion as of March 31, 2012, which was primarily attributable to the sale of the ALS portfolio (now a managed asset), partially offset by new aircraft deliveries.

•                  Total committed aircraft purchases were $1.6 billion as of March 31, 2013, relating to 34 aircraft including purchase options, which are fully placed on long term leases.

•                  The debt to equity ratio was 2.6 to 1 at March 31, 2013, unchanged from March 31, 2012.

•                  Unrestricted cash as of March 31, 2013 was $375.4 million. In addition, an undrawn working capital facility of $290 million was available.

(a)         Includes aircraft under our management and owned by our non-consolidated joint ventures. The aircraft value was based on the average appraised value provided by three external appraisers between September 2012 and March 2013.

Aengus Kelly, CEO of AerCap, commented: “The combination of our asset sales over the course of the last 12 months at or above book value and subsequent purchase of our shares at a deep discount to book value has driven our earnings per share up by 22% year on year. This disciplined approach to both investing in and divesting of aircraft is a key pillar of AerCap’s industry leading results.”

AerCap’s CFO, Keith Helming, added: “We are encouraged by the Company’s financial performance in the first quarter of 2013, as the Company’s liquidity profile remains robust. With a total of $655 million of unrestricted cash and availability on our undrawn credit facility, the Company is extremely well positioned to take advantage of accretive investment opportunities that may arise throughout the balance of 2013.”

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended
	March 31,
			% increase/
	2013	2012	(decrease)

Net income	$67.5	$65.0	4%
Plus: mark-to-market of interest rate caps, net of tax	(1.3)	2.8	NA
share-based compensation, net of tax	1.8	1.3	38%
Adjusted net income	68.0	69.1	(2)%
Adjusted earnings per share	$0.60	$0.49	22%

First quarter 2013 adjusted earnings per share increased 22% over the same period 2012, driven primarily by the share repurchases completed in 2012.

First quarter 2013 adjusted net income was slightly lower than first quarter 2012, driven by the sale of our ALS portfolio and other aircraft sales which were completed since the first quarter of 2012, partially offset by income generated from new aircraft purchases completed over the same period.

The net impact from aircraft sales and purchases over the past year also resulted in decreases in basic lease rents and net spread in the first quarter of 2013 as compared to the same period in 2012.

Revenue and Net Spread

	Three months ended
	March 31,
			% increase/
	2013	2012	(decrease)
Lease revenue:
Basic lease rents	$212.9	$235.1	(9)%
Maintenance rents and other receipts	13.9	17.6	(21)%
Lease revenue	226.8	252.7	(10)%
Net gain (loss) on sale of assets	11.0	(0.2)	NA
Management fees and interest revenue	7.1	5.2	37%
Other revenue	0.9	0.2	350%
Total revenue	$245.8	$257.9	(5)%

Basic lease rents were $212.9 million for the first quarter of 2013, a decrease of 9% compared with the same period in 2012. Our average lease assets decreased by 6% to $7.4 billion compared with the first quarter of 2012.

Basic rents, maintenance rents and other receipts, or total lease revenue, for the first quarter of 2013 was $226.8 million, compared with $252.7 million for the same period in 2012, a decrease of 10%.

Net gain on sale of assets for the first quarter of 2013 was $11.0 million, compared to a $0.2 million loss for the same period in 2012.

	Three months ended
	March 31,
					% increase/
	2013		2012		(decrease)

Basic lease rents	$212.9		$235.1		(9)%
Interest on debt	58.6	(a)	64.0	(a)	(8)%
Plus: mark-to-market of interest rate caps	1.4		(3.3)		NA
Interest on debt excluding the impact of mark-to-market of interest rate caps	60.0		60.7		(1)%
Net interest margin, or net spread	$152.9		$174.4		(12)%

(a)         Interest on debt for the quarters ended March 31, 2013 and 2012 includes $7.6 million and $7.1 million of amortization of debt issuance costs.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps was $60.0 million in the first quarter of 2013, a 1% decrease compared with the same period in 2012. Net spread in the first quarter of 2013 decreased 12% compared with the same period in 2012.

Selling, General and Administrative expenses

	Three months ended
	March 31,
			% increase/
	2013	2012	(decrease)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$0.6	$(4.9)	NA
Share-based compensation expenses	2.1	1.5	40%
Other selling, general and administrative expenses	17.5	19.7	(11)%
Total selling, general and administrative expenses	$20.2	$16.3	24%

Other selling, general and administrative expenses were $17.5 million in the first quarter of 2013, compared to $19.7 million in the same period in 2012. The decrease was primarily due to lower legal fees and litigation expenses.

Effective Tax Rate

AerCap’s blended effective tax rate during the first quarter of 2013 was 8.0%. The blended effective tax rate in 2012 was 5.2%.

Financial Position

			% increase/
			(decrease)
			over
	March 31,	March 31,	March 31,
	2013	2012	2012

Total cash (incl. restricted)	$663.7	$728.3	(9)%
Flight equipment held for operating leases, net	7,455.1	7,974.7	(7)%
Total assets	8,649.4	9,255.9	(7)%
Debt	5,793.6	6,176.8	(6)%
Total liabilities	6,455.4	6,907.4	(7)%
Total equity	2,194.0	2,348.5	(7)%

Debt/equity ratio	2.6	2.6	0%

As of March 31, 2013, AerCap’s portfolio consisted of 341 aircraft that were either owned and consolidated, on order, under contract or letter of intent, managed or owned by AerDragon, a non-consolidated joint venture.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

Following is a reconciliation of adjusted net income to net income for the three month periods ended March 31, 2013 and 2012:

	Three months ended
	March 31,
			% increase/
	2013	2012	(decrease)

Net income	$67.5	$65.0	4%
Plus: mark-to-market of interest rate caps, net of tax	(1.3)	2.8	NA
share-based compensation, net of tax	1.8	1.3	38%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	68.0	69.1	(2)%

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, May 7, 2013 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-646-254-3363 or (International) +31-20-721-9158 and referencing code 9748551 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Tuesday, May 7, 2013, at 12:30 pm Eastern Time at The Waldorf Astoria (the Peacock Alley West Room), 301 Park Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register by emailing: aercap@collegehill.com.

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (College Hill): +44 (0)20 7866 7887 (aercap@collegehill.com).

About AerCap Holdings N.V.

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	March 31, 2013		December 31, 2012		March 31, 2012

Assets
Cash and cash equivalents	$375,417		$520,401		$424,694
Restricted cash	288,293		279,843		303,652
Trade receivables	8,854		6,636		10,494
Flight equipment held for operating leases, net	7,455,140		7,261,899		7,974,747
Net investment in direct finance leases	17,782		21,350		24,103
Notes receivables	77,840		78,163		4,282
Prepayments on flight equipment	63,296		53,594		102,741
Investments	98,469		93,862		84,968
Intangibles	15,497		18,100		26,700
Inventory	—		—		8,864
Derivative assets	14,648		9,993		18,629
Deferred income taxes	79,811		79,726		86,771
Other assets	154,326		157,851		185,254
Total Assets	$8,649,373		$8,581,418		$9,255,899

Liabilities and Equity

Accounts payable	$815		$740		$674
Accrued expenses and other liabilities	95,972		91,951		82,994
Accrued maintenance liability	427,028		421,830		475,203
Lessee deposit liability	84,827		86,268		104,263
Debt	5,793,566	*	5,803,499	*	6,176,754
Deferred revenue	40,617		39,547		46,645
Derivative liabilities	12,532		14,677		20,900
Total liabilities	6,455,357		6,458,512		6,907,433

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 113,363,535 ordinary shares issued and outstanding)	1,193		1,193		1,570
Additional paid-in capital	929,707		927,617		1,341,670
Treasury stock	—		—		(100,000)
Accumulated other comprehensive loss	(12,945)		(14,401)		(9,266)
Accumulated retained earnings	1,275,079		1,207,629		1,108,984
Total AerCap Holdings N.V. shareholders’ equity	2,193,034		2,122,038		2,342,958
Non-controlling interest	982		868		5,508
Total Equity	2,194,016		2,122,906		2,348,466

Total Liabilities and Equity	$8,649,373		$8,581,418		$9,255,899

* Includes $64.3 million of subordinated debt received from our joint venture partners

	March 31, 2013		December 31, 2012		March 31, 2012
Supplemental information
Debt/equity ratio	2.6		2.7		2.6
Debt/equity ratio (adjusted for subordinated debt)	2.5		2.6		2.5

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended
	March 31,
	2013	2012

Revenues
Lease revenue	$226,841	$252,738
Net gain (loss) on sale of assets	10,965	(219)
Management fee revenue	5,636	4,530
Interest revenue	1,470	622
Other revenue	909	229
Total Revenues	245,821	257,900

Expenses
Depreciation	78,120	89,028
Asset impairment	2,661	—
Interest on debt	58,569	63,967
Operating lease-in costs	550	2,522
Leasing expenses	14,916	18,477
Selling, general and administrative expenses	20,190	16,328
Total Expenses	175,006	190,322

Income from continuing operations before income taxes and income of investments accounted for under the equity method	70,815	67,578

Provision for income taxes	(5,665)	(5,878)
Net income of investments accounted for under the equity method	2,414	2,737

Net income	67,564	64,437

Net (income) loss attributable to non-controlling interest	(114)	573

Net income attributable to AerCap Holdings N.V.	$67,450	$65,010

Total earnings per share, basic and diluted	$0.59	$0.46

Weighted average shares outstanding, basic and diluted	113,363,535	139,899,444

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended
	March 31,
	2013	2012

Net income	$67,564	$64,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	78,120	89,028
Asset impairment	2,661	—
Amortization of debt issuance costs	7,610	7,115
Amortization of intangibles	2,603	2,977
Net (gain) loss on sale of assets	(10,965)	219
Mark-to-market of non-hedged derivatives	(1,392)	(3,784)
Deferred taxes	(293)	4,595
Share-based compensation	2,090	1,465
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(1,895)	6,487
Inventories	—	5,089
Other assets and derivative assets	(7,315)	(5,714)
Other liabilities	9,001	(4,057)
Deferred revenue	1,070	(1,349)
Net cash provided by operating activities	148,859	166,508

Purchase of flight equipment	(400,811)	(268,647)
Proceeds from sale/disposal of assets	148,000	107,967
Prepayments on flight equipment	(21,442)	(8,542)
Capital contributions	(2,693)	—
Movement in restricted cash	(8,450)	(66,327)
Net cash used in investing activities	(285,396)	(235,549)

Issuance of debt	278,500	354,590
Repayment of debt	(289,831)	(289,106)
Debt issuance costs paid	(2,556)	(5,926)
Maintenance payments received	18,221	39,708
Maintenance payments returned	(10,694)	(18,409)
Security deposits received	1,946	4,105
Security deposits returned	(3,408)	(1,925)
Net cash (used in) provided by financing activities	(7,822)	83,037

Net (decrease) increase in cash and cash equivalents	(144,359)	13,996
Effect of exchange rate changes	(625)	(383)
Cash and cash equivalents at beginning of period	520,401	411,081
Cash and cash equivalents at end of period	$375,417	$424,694